Traws Pharma, Inc.

12 Penns Trail

Newtown, PA 18940

August 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Doris Gama and Laura Crotty

Re:	Traws Pharma, Inc.
Registration Statement on Form S-3
Filed July 1, 2024
File No. 333-280642

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Traws Pharma, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:30 p.m. (Washington, D.C. time) on August 28, 2024, or as soon as practicable thereafter.

TRAWS PHARMA, INC.

By:	/s/ MARK GUERIN
Name:	Mark Guerin
Title:	Chief Financial Officer